Medbox, Inc.
8439 West Sunset Blvd., Suite 101
West Hollywood, CA 90069

December 19, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

ATTN: Sherry Haywood, Esq.

Re:           Medbox, Inc.
Registration Statement on Form S-1
Filed July 17, 2013
File No. 333-189993
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Medbox, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its above-referenced Registration Statement on Form S-1, together with all exhibits and amendments thereto (the “Registration Statement”).  The Registration Statement has not been declared effective as of the date hereof and no securities were sold in connection with the offering contemplated in the Registration Statement.

The Company has determined to withdraw the Registration Statement since it no longer intends to raise capital by selling stock in a public offering in the immediate future.  The Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act of 1933.  The Company intends to file a new, revised Form 10 Registration Statement, including changes responsive to the Staff’s comments on the Form S-1, in January.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Penny Somer-Greif at (410) 347-7341 or psomergreif@ober.com.

Sincerely,

MEDBOX, INC.

By:           /s/ Dr. Bruce Bedrick
Dr. Bruce Bedrick
Chief Executive Officer